Exhibit 12.1
STATEMENTS REGARDING COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three
	Months
	Ended
	March 31,		Year ended December 31,
	2011	2010	2009	2008	2007	2006

Earnings:
Income from continuing operations before income taxes	$(4,615)	$(29,216)	$25,836	$16,649	$41,958	$37,578
Fixed charges excluding interest from securities operations	10,438	33,310	12,535	5,911	5,193	4,420

Subtotal	5,823	4,094	38,371	22,560	47,151	41,998
Interest expense from securities operations	8,254	22,269	34,279	90,699	140,077	89,429

Total	$14,077	$26,363	$72,650	$113,259	$187,228	$131,427

Fixed charges:
Interest expense on long-term debt	$9,711	$30,829	$10,344	$3,854	$2,894	$2,951
Interest factor in rents and other interest-bearing liabilities	727	2,481	2,191	2,057	2,299	1,469

Subtotal	10,438	33,310	12,535	5,911	5,193	4,420
Interest expense from securities operations	8,254	22,269	34,279	90,699	140,077	89,429

Total	$18,692	$55,579	$46,814	$96,610	$145,270	$93,849

Ratio of earnings to fixed charges:
Including interest expense from securities operations	0.8	0.5	1.6	1.2	1.3	1.4
Excluding interest expense from securities operations	0.6	0.1	3.1	3.8	9.1	9.5